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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProEquities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	Alabama	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera 205-268-5553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

569 Brookwood Village, Ste 851	Birmingham	Alabama	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

yw

DB

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA S. SANDERS NOTARY PUBLIC ALABAMA STATE AT LARGE

Dane Guerrera
Signature

Chief Financial Officer
Title

Melissa Sanders Sand
Notary Public

Com. Expires - 5/22/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Statement of Financial Condition
December 31, 2017

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
ProEquities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of ProEquities, Inc. ("the Company"), a wholly owned subsidiary of Protective Life Corporation, as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Birmingham, AL
February 28, 2018

We have served as the Company's auditor since 1995.

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	9,066,182
Investments, at fair value		21,204,945
Receivables from brokers and dealers		8,535,351
State income tax receivable		552,813
Fixed assets, net of accumulated depreciation of $397,314		208,181
Other assets, net of allowance for uncollectible amounts of $31,625		4,295,794
Deferred income taxes, net		4,848,462
Total assets	$	48,711,728
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	3,889,073
Securities sold but not yet purchased		737,010
Due to parent and affiliates		1,947,841
Deferred compensation obligation		19,617,516
Other accrued expenses		5,133,458
Total liabilities	$	31,324,898
Stockholder's equity		
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	$	114,408
Additional paid-in capital		15,725,311
Retained earnings		1,547,111
Total stockholder's equity	$	17,386,830
Total liabilities and stockholder's equity	$	48,711,728

The accompanying notes are an integral part of this statement of financial condition.

1. General

ProEquities, Inc. (the "Company") is a full-service broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment advisor. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services to individual and institutional investors. The Company also maintains a wholesaling division supporting variable life insurance sales.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all exchange-based brokerage security transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company also engages in investment security transactions with other settlement agents and with the direct product sponsor as issuer for certain investment security transactions. These trading activities may be conducted by the Company, its registered representatives/agents or through direct customer purchases with the affiliate counterparties. The Company has evaluated the credit worthiness of Pershing and its other counterparties and determined the risk of material financial loss due to credit risk exposure to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its agents' behalf. The Company's finance receivables are primarily in the form of agent debit balances and agent notes receivable. Certain agent notes receivable contain terms which may result in the Company forgiving the principal and interest payments should the agent meet certain sales targets. The Company has recorded an allowance of $31,625 against these receivables based on the specific terms at December 31, 2017. The Company records an allowance for credit losses, which is developed based upon the Company's historical experience of write-offs of the related agent debit balances. Notes receivable are reserved based upon specific indicators of an inability to pay or intent not to pay. The amount of such receivables which were forgiven or written off during the year ended December 31 2017, was $235,682.

Contingent Liabilities
The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss or obligation can be reasonably estimated. The determination of whether a loss is probable and the estimate of an associated range of loss is subject to significant judgments and assumptions based on currently available information as of the reporting date and may materially change based on facts and circumstances presented in future periods. When a loss is considered to be probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range based upon management's judgment after the consideration of facts currently known and after consultation with its legal counsel, if appropriate.

As a result of the extensive regulation of the financial services industry, the Company's operations are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Such reviews and inspections can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to censures with fines or other monetary repercussions.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the Accounting Standards Codification ("ASC") Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable

(payable) are recorded in the due to/from affiliates account and are settled periodically, per the tax sharing agreement.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company does not believe any provisional tax impacts related to the Tax Reform Act are required in its financial statements for the year ended December 31, 201

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Accounting Pronouncements Not Yet Adopted

ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). This Update provides for significant revisions to the recognition of revenue from contracts with customers across various industries. Under the new guidance, entities are required to apply a prescribed 5-step process to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update is effective for annual and interim periods beginning after December 15, 2017. The Amendments in this Update are applicable to the Company's Commission and Other Revenues, and will be adopted using the modified retrospective approach as of January 1, 2018. The Company does not anticipate a financial impact as a result of its adoption of the amendments in the Update. However, the Company plans to implement minor changes to its accounting policies and processes with respect to certain Commission Revenues to align its recognition of these revenues with the principles in ASC 606.

ASU No. 2016-02 - Leases. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of leases. The most significant change will relate to the accounting model used by lessees. The Update will require all leases with terms greater than 12 months to be recorded on the balance sheet in the form of a lease asset and liability. The lease asset and liability will be measured at the present value of the minimum lease payments less any upfront payments or fees. The amendments in the Update are effective for annual and interim periods beginning after December 15, 2018 on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the requirements in the Update upon adoption.

ASU No. 2016-01 - Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, the Update requires that equity investments (except those accounted for under the

equity method of accounting or those that result in consolidation of the investee) be measured at fair value with changes in fair value recognized in net income. The Update also introduces a single-step impairment model for equity investments without a readily determinable fair value. Additionally, the Update requires changes in instrument-specific credit risk for fair value option liabilities to be recorded in other comprehensive income. The amendments in this Update are effective for annual and interim periods beginning after December 15, 2017 and will be applied on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the revised guidance.

ASU No. 2016-13 - Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this Update introduce a new current expected credit loss ("CECL") model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset's acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security's subsequent recovery in value in other comprehensive income. The Update also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company's invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in this Update are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the requirements in this Update, upon adoption, and assessing the impact this standard will have on its operations and financial results.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company (PLICO). In addition, PLICO provides various human resource services, legal services, and technology support and infrastructure. The Company is billed by PLICO, which is also a wholly owned subsidiary of PLC, for these items and related amounts due are settled monthly in the normal course of the Company's operations.

The Company also contracts with First Protective Insurance Group, Inc., an affiliate, for management and administrative services supporting its wholesaling division.

All employees of the Company participate in the PLC Defined Benefit Pension Plan and/or its Unfunded Excess Benefits Plan (collectively "the Plans"). The Plans are not separable by affiliates participating in the plans. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the Plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable for service to date but also for those benefits expected to be earned in the future.

The employees of the Company also are eligible to participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC

provides a match for employee contributions to the 401(k) plan in cash. PLC also has adopted a supplemental matching contribution program which is a nonqualified plan that provides supplemental matching contributions in excess of limits imposed on qualified deferred contribution plans by federal law. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65 and provides certain medical and other benefits to active employees of the Company.

4. Fixed Assets

Fixed assets consist of the following as of December 31, 2017:

System software	$ 605,495
Less: Accumulated depreciation	(397,314)
Net fixed assets	208,181

5. Income Taxes

The following table shows the significant components of the net deferred income tax asset as of December 31, 2017.

Deferred income tax asset	
Deferred compensation	$ 4,768,246
Legal reserve and contingencies	114,003
Accrued vacation	26,883
Other	8,290
Total gross deferred income tax asset	$ 4,917,422
Deferred income tax liability	
Prepaid expense	$ 68,756
Software	204
Total gross deferred income tax liability	$ 68,960
Net deferred income tax asset	$ 4,848,462

On December 22, 2017, the President of the United States signed into law the Tax Reform Act. The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Reform Act, the Company revalued its ending net deferred tax assets at December 31, 2017, and recognized a $2.4 million tax expense in the Company's statement of income for the year ended December 31, 2017.

Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax

Reform Act. The Company does not believe any provisional tax impacts related to the Tax Reform Act are required in its financial statements for the year ended December 31, 2017.

The Company concluded, based on its recent history of operating income and anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2017 was not required. The methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our core business operations, as well as estimated operating expenses to support that anticipated level of operations. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the Company to provide a valuation allowance in future periods. Such allowance could be material to the Company's financial statements.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2014.

As of December 31, 2017, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense during the period in which they are identified.

Included in the "Due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $0.9 million at December 31, 2017.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $0.1 million.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had computed net capital of $5.7 million which was $5.0 million in excess of its required minimum net capital of $0.7 million. The Company's aggregate indebtedness to net capital ratio at December 31, 2017 was 190.91%.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it has disclosed that all exchange-based transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation withheld under these plans is used to purchase investments (primarily mutual funds, equities, and life insurance policies), as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $19,000 were paid by the Company during 2017.

A trust was established to aid the Company in meeting its obligations under the plans. Investments held by the trust are consolidated and reported as investments of the Company in the accompanying Statement of Financial Condition. Investments are reported at fair value. Life insurance policies held by the trust are reported at their cash surrender value. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets (See Note 9). The registered representatives who are grantors of the trust, participating in the deferred compensation plans, bear the entire investment risk of the underlying investments of the deferred compensation plans.

9. Investments

The Company holds certain securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at fair value as of December 31, 2017:

	Owned	Sold Not Yet Purchased
U.S. government & agency obligations	$ -	$ 737,010
Municipal obligations	1,582,957	-
Equity securities	20,656	-
	$ 1,603,613	$ 737,010

The Company also holds securities related to the deferred compensation plans that are classified as trading. The investments in the deferred compensation plans consist of the following securities as of December 31, 2017:

Mutual fund investments	$ 18,423,804
Life insurance policies	475,991
Equity securities	490,961
U.S. government and agency obligations	210,576
	$ 19,601,332

The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan. As of December 31, 2017, $16,184 was accrued as a deferred compensation obligation, but has not yet been contributed to the plan.

Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition.

10. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market

- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets

  b. Quoted prices for identical or similar assets or liabilities in non-active markets

  c. Inputs other than quoted market prices that are observable

  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets				
Inventory investments				
State, municipalities, and political subdivisions	$ -	$ 1,582,957	$ -	$ 1,582,957
Equity securities	20,656	-	-	20,656
Total inventory investments	$ 20,656	$ 1,582,957	$ -	$ 1,603,613
Deferred compensation plan				
Equity securities	$ 490,961	$ -	$ -	$ 490,961
US Government and authorities	-	210,576	-	210,576
Mutual funds	18,423,804	-	-	18,423,804
Life insurance policies	-		475,991	475,991
Total deferred compensation plan	$ 18,914,765	$ 210,576	$ 475,991	$ 19,601,332
Cash and cash equivalents	$ 9,066,182	$ -	$ -	$ 9,066,182
Total assets measured at fair value on a recurring basis	$ 28,001,603	$ 1,793,533	$ 475,991	$ 30,271,127
Liabilities				
US Government and authorities	$ -	$ 737,010	$ -	$ 737,010
Equity Securities	-	-	-	-
Total liabilities measured at fair value on a recurring basis	$ -	$ 737,010	$ -	$ 737,010

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities and Securities Sold but Not Yet Purchased

The fair value of fixed maturity securities and securities sold but not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2017 prior to purchase or settlement.

Deferred Compensation Plan Investments

The Company holds investments in open-ended mutual funds, life insurance policies, equity securities, U.S. government and agency obligations, and other investments related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as published net asset values are utilized for the individual securities. Equity securities are classified as Level 1 at the closing prices on exchanges are utilized for individual securities. U.S. government and authorities investments are classified as either Level 1 or Level 2 based on the principal market for the security. Life insurance policies held by a related party (PLICO) are carried at their cash surrender value and reported as Level 3 under the market approach. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2017, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized	Purchases	Sales	Ending Balance
Assets					
Life insurance policies	$ 399,206	$ 76,785	$ -	$ -	$475,991
Total assets measured at fair value on a recurring basis	$ 399,206	$ 76,785	$ -	$ -	$475,991

The Company did not transfer any Level 1, 2, or 3 investments for the year ended December 31, 2017.

Purchases and settlements represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

The following table presents the valuation method for material financial instruments included in Level 3, as well as unobservable inputs used in the valuation of those financial instruments:

	Fair Value Dec 31, 2017	Valuation Technique	Unobservable Input
Assets			
Life insurance policies held in deferred compensation plan	475,991	Cash Surrender Value	Financial Stability of Insurer

11. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. These matters have often resulted in the awarding of judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions. In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

The Company contests liability and/or the amount of damages as appropriate in each pending matter brought against it. Related to any such matters, if the Company has information available to it which indicates that it is probable that a liability has been incurred as of the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated liability by a charge to income. In many instances it may be inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any potential loss. In addition, even where loss is

possible or an exposure to loss exists in excess of the liability accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the amount of the possible loss or range of loss. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves,that pending legal actions, investigations and regulatory inquiries will be resolved with no material adverse effect on the consolidated financial position of the Company. However, if during any period a potential adverse contingency should become probable or be resolved in an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in loss. The Company has established a total liability for all such matters of approximately $0.4 million as of December 31, 2017, which is included in "Other accrued expenses" on the Statement of Financial Condition.

Management currently estimates the aggregate range of possible loss is from $0 to $1 million in excess of the accrued liability (if any) related to contingent matters as of December 31, 2017 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute exchanged-based and customer transactions which are held in brokerage accounts maintained by the clearing broker-dealer. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

12. Subsequent Events

The Company has evaluated events subsequent to December 31, 2017, and through the financial statement issuance date of February 28 2018. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

pwc

Report of Independent Accountants

To the Board of Directors and Management of ProEquities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ProEquities, Inc. for the year ended December 31, 2017, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2017. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment in the amount of $35,922 dated August 22, 2017, per Fed Reference Number 001263 compared to the SIPC-6 obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
    b. Payment in the amount of $38,017 dated February 2, 2018, per Fed Reference Number 000722 compared to the SIPC-7 obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
2. Compared the Total Revenue amount reported in the audited Form X-17A-5 for the year ended December 31, 2017 to the Total Revenue amount of $109,275,008 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c, of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c of $60,267,983 to supporting documentation including general ledger balances for the year ended December 31, 2017, provided by Darren Guerrera, Chief Financial Officer, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $75,511 of the Form SIPC-7, noting no differences.
    b. Recalculated the applicable supporting schedules for the deduction in line 2c including the general ledger balances for the year ended December 31, 2017, obtained from Darren Guerrera, Chief Financial Officer, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2016 on which it was originally computed noting no differences.

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ProEquities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2018